RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

London, UK, 8 May 2006

LOULO REGION: ONE OF AFRICA’S PREMIER EMERGING GOLDFIELDS

The Loulo district is one of the premier emerging goldfields on the African continent, with the potential to produce additional multimillion ounce mines, says exploration manager Paul Harbidge.

‘‘This belt has two things in abundance, proven production and untested potential. Our belief in the potential of the extensive Senegal-Mali regional structure, which incorporates the Loulo mining lease, gave us the confidence to take risk and drill deep at Yalea which so far has continued to deliver more resources and reserves. While we’ve been drilling deeper we have also been hunting for more targets along the same as well as secondary and tertiary structures along strike. The strike of the Yalea orebody today, is approximately two kilometres and so far the mineralisation has been confirmed to extend to 885 metres below surface,’’ he says.

‘‘Two years ago the Yalea structure was mapped for another two kilometres to the south — today we have traced it for an additional 15 kilometres south to Faraba where recent RC drilling has just returned some of the best results outside of the immediate Loulo area. Combining this with recent work north of Yalea which has found evidence of the same structure several kilometres to the north under cover, one starts to build an appreciation of the scale of this mineralised structure.

‘‘Randgold controls over 45 kilometres of strike in what is arguably some of the most prospective ground on the continent. In an environment where multimillion ounce blind ore shoots sit close to the surface it is knowledge and perseverance that will guide us to the next discovery.

‘‘At Loulo we have an integrated, multi-national team of eight exploration geologists from Mali, Burkina Faso, Côte d’Ivoire, South Africa and Zimbabwe. They are busy evaluating a portfolio of 45 targets, which includes reserve definition on five deposits. The targets are managed in line with the company’s strategic objectives, within a well-balanced resource triangle. In addition we are developing a regional A Team to improve our understanding of the Kedougou-Kenieba Inlier, which we see as a big growth area for the future.’’

CAPITAL PROJECTS TEAM MOVES UNDERGROUND

Capital projects general manager John Steele has teamed up with underground manager Thinus Strydom and general manager exploration and evaluation Adrian Reynolds to effect a seamless transition from the imminent completion of the Loulo plant’s second phase to the underground development at Yalea.

The Yalea underground orebody will be developed by means of a twin decline system, one equipped with a conveyor and the other for heavy vehicle access. A capital expenditure programme of US$20 million has been budgeted for 2006 and will cover the portal construction for the conveyor decline due to begin in the third quarter and the start of the main decline development, in the last quarter of this year.

A number of leading contractors have been invited to tender and the development contract is likely to be awarded during June. In the meantime, the possibility of fast-tracking the project through the sinking of a vertical shaft at the same time as the development of the declines, allowing bi-directional access to the orebody, is being investigated.

RESERVE-TO-RESOURCE RATIO MORE THAN DOUBLES AS DRILLING SUCCESSES AND NEW MINE DEVELOPMENT PLAN KICK IN

Randgold Resources’ total attributable reserves now stand at 5.42 million ounces, a 115% increase on the 2004 figure of 2.51 million ounces. ‘‘Our strategy has always been to create value through discovery but while discovery of new resource ounces in the ground is important, it’s the conversion of these resources to reserves that is really critical in adding value. We have been very successful this past year in the conversion of Yalea resources to reserves as a result of our deep drilling programme and the completion of a detailed underground mine plan, and reserve replacement also took place at Morila, confirming our belief in the further prospectivity of this area,’’ says Adrian Reynolds, general manager exploration and evaluation.

‘‘We believe that when building a business in the resource industry, adding value through discovery must form the basis of the strategy, followed by conversion of the discovered resources to mineable reserves. This requires the integration of technical and financial factors pertaining to the business; the development of geological prospectivity models to guide the search; the selection of countries with good geological potential and enabling political and fiscal regimes; and, the identification of geological belts with a favourable gold endowment and the establishment of significant footprints on those areas.

‘‘We use the resource triangle to guide our exploration and development, constantly reviewing the potential value added by moving projects up the triangle but being cognisant of the investment risks in doing so. We also believe in committing to substantial investment in people, exploration and development ahead of the cycle. That is why we decided to develop the Morila mine when the gold price was less than US$300/oz and the total reserve then defined was only 3.3 million ounces. Continuing investment in exploration at Morila has led to a further definition of reserves and despite depletion to date of 3.78 million ounces, an additional 3.49 million ounces of resources remain making the orebody 7 million ounces plus.

‘‘We aim to add to our reserve base in the coming year with drilling at Loulo and Yalea expected to yield significant results. Given a satisfactory outcome to elections in Côte d’Ivoire, we believe we could rapidly convert a major part of Tongon’s three million ounce resource to reserve. With the rapid increase in the gold price, additional resource can be converted to mineable reserves though our policy is to be conservative in our gold price assumptions going forward.’’

INVESTING FOR THE FUTURE: THE NUMBERS TELL OUR STORY

When Randgold Resources listed on Nasdaq in 2002, its share price stood at US$3.25. Today, less than four years later, it is trading above the US$20 level.

Between 2000 and 2005 Randgold Resources made profits of more than US$200 million, much of which has been reinvested in growth opportunities. The balance sheet in its latest annual report shows total assets of US$471 million at the end of 2005, representing the capital that has been invested in the development of the Morila and Loulo mines. The Loulo underground project currently underway will cost a further US$100 million over the next five years and the Tongon feasibility project will have an estimated initial capital cost of US$111 million.

Exploration is the engine that has driven Randgold Resources’ growth, and it has been fuelled by the expenditure of some US$140 million since the company’s establishment, over a period when the rest of the gold mining industry cut back on or halted the search for new ounces. The company’s foresight in continuing to invest in exploration, even during the hard times, has been rewarded by its major discoveries.

The company and its shareholders have not been the only beneficiaries of its policy of reinvestment. Randgold Resources has contributed more than US$1 billion to the economies of the African countries in which it operates through taxes, payrolls and payments to local suppliers. This has enabled it to forge productive partnerships with the governments and people of those countries — the key to sustainability in this industry.

TONGON TEAM STARTS WORK ON DRILLING PROJECT

Randgold Resources estimates that it could start developing its third mine at Tongon in the Côte d’Ivoire around 2008/9, provided that country achieves political stability through its upcoming general elections, which will enable the company to complete the feasibility study.

Chief executive Mark Bristow says the prefeasibility-stage Tongon project is located in Africa’s most prospective underexplored Birimian terrain, underlain by the same geological structures that have produced significant gold discoveries in Ghana, Guinea and Mali. In addition, Côte d’Ivoire has one of the best infrastructures in Africa, with good roads, reliable power supplies and plenty of water.

In anticipation of the country’s return to normality, the company has moved a team into Tongon to work on plans for a 10-borehole project, scheduled for completion before the start of the rainy season in July. This will create a broad framework for the final feasibility drilling programme, due to start after scheduled elections in October, which will take about 24 months to complete.

NEW CHALLENGES REQUIRE FRESH APPROACH FROM GOLD INDUSTRY

The gold industry is becoming a challengingly intricate business, where traditional cost and production issues are being complicated by the emergence of new risk and technology factors, and this trend demands a fresh approach from gold companies, says Randgold Resources chief executive Dr Mark Bristow.

In a keynote address at the annual convention of the Prospectors & Developers Association of Canada (PDAC) in Toronto, Bristow told delegates that factors such as the declining gold supply; the shrinking of the industry through mergers and acquisitions; the shift of production to remote regions with higher costs and greater risks; and the swing back to underground mining were all having a substantial impact.

‘‘Less gold is being mined by fewer producers,’’ he said. ‘‘In fact, a significant proportion of current production is coming from mines that didn’t even exist 10 years ago. Mines are now not only being found in new regions, they also have much shorter lives. New developments therefore have to be considered in a completely different perspective to those great mines of the past that paid off their capital in their infancy and then continued to provide what was virtually an annuity income to generations of shareholders,’’ he said.

‘‘We need new technology and thinking — and, most importantly, smart people — to find more ounces in the mature goldfields as well as new projects in the emerging regions. And with the major gold companies wanting to get even bigger, they are going to have to bank more of their new projects upfront to demonstrate their materiality.’’

Bristow noted that despite the spectacular gold price rise, the industry’s profit margins remained relatively modest, reflecting the damage done by the slump in the Nineties and inflationary pressures intensified by the higher costs of operating in emerging regions with their severe limitations on infrastructure and skills.

‘‘Is the industry actually even profitable at present? A calculation done by a major bank shows that if the value of equity raisings is excluded, cash outflows actually exceeded cash generated over the period from 2001 to the third quarter of 2005. In spite of the high dollar gold price, the industry is not making money from its operations. In fact, it is barely in balance,’’ he said.

‘‘Where do we go from here? For gold mining, it’s a new world out there in every sense of that expression, and a new world requires not just a new but a new-world approach. That approach should be well-balanced and holistic, concentrated not solely on the operational aspect on the business but giving equal weight to commercial and social considerations. We as an industry also need to invest more in our intellectual base to attract highly skilled technicians to help us discover new deposits and process the more complex ores more reliably and with less risk to the environment. Above all, we should be striving for sustainability, which I believe calls for a stronger partnership between the industry and its host countries.

‘‘The big challenge at this point is for both investors and managements to make the correct choices. Investors need to make a clear distinction between short-term trading opportunities and long-term growth and value prospects. The gold companies need to understand that there’s a difference between a good idea and a carefully considered plan, that the good times never last and that they will eventually be expected to deliver on their promises.’’

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Roger Williams	Kathy du Plessis
+44 779 775 2288 +27 82 800 4293 +223 675 0122	+44 791 709 8939 +27 83 308 9989 +223 675 0109	+27 11 728 4701 Fax: +27 11 728 2547* Cell: +27 (0) 83 266 5847 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The 2005 annual report notes that the financial statements do not reflect any provisions or other adjustments that might arise from the claims and legal process initiated by Loulo against MDM and a purported counterclaim by MDM. Other potential risks and uncertainties include risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such other risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed in amended form with the United States Securities and Exchange Commission (the ‘SEC’) on 27 October 2005. Randgold Resources assumes no obligation to update information in this release. Cautionary note to US investors: the ’SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘‘resources’’, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.